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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
              -----------------------------------------------------
                    Under the Securities Exchange Act of 1934


                                (AMENDMENT NO. 3)

                             ---------------------

                              QUALITY DINING, INC.
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                                (Name of Issuer)


   COMMON STOCK, WITHOUT PAR VALUE                         74756P 10 5
   -------------------------------                        --------------
   (Title of class of securities)                         (CUSIP number)


                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
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 (Name, address and telephone number of person authorized to receive notices and communications)


                                 APRIL 10, 1997
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                          Continued on Following Pages
                                Page 1 of 7 Pages


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
-------------------------------           --------------------------------------
CUSIP No. 74756P 10 5             13D                  Page 2 of 7
-------------------------------           --------------------------------------

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  1        NAME OF REPORTING PERSON:                 NORDAHL L. BRUE

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                      (B) [_]
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  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:              00

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
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  6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
           ORGANIZATION:

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  NUMBER OF           7    SOLE VOTING POWER:                   2,149,625*
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 0
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              2,149,625*
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,149,625*
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          12.7%

--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                 IN

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*Includes 2,586 shares which Mr. Brue holds as custodian for his minor child.

-------------------------------           --------------------------------------
CUSIP No. 74756P 10 5              13D                  Page 3 of 7
-------------------------------           --------------------------------------

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   1        NAME OF REPORTING PERSON:                 MICHAEL J. DRESSELL

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
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   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                       (B) [_]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS:            00

--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
            PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
            ORGANIZATION:

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   NUMBER OF           7    SOLE VOTING POWER:                   2,163,701
     SHARES
                    ------------------------------------------------------------
  BENEFICIALLY         8    SHARED VOTING POWER:                 0
    OWNED BY
                    ------------------------------------------------------------
      EACH             9    SOLE DISPOSITIVE POWER:              2,163,701
   REPORTING
                    ------------------------------------------------------------
  PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               2,163,701
            REPORTING PERSON:

--------------------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
            CERTAIN SHARES:

--------------------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         12.8%

--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON:                 IN

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
-------------------------------           --------------------------------------
CUSIP No. 74756P 10 5              13D                  Page 4 of 7
-------------------------------           --------------------------------------


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  1        NAME OF REPORTING PERSON:                 STEVEN P. SCHONBERG

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:            00

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER:                   11,724
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 0
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              11,724
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               11,724
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       LESS THAN
                                                                        0.1%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                 IN

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
-------------------------------           --------------------------------------
CUSIP No. 74756P 10 5              13D                  Page 5 of 7
-------------------------------           --------------------------------------

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  1        NAME OF REPORTING PERSON:                 DAVID T. AUSTIN

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (A) [X]
                                                                      (B) [_]
--------------------------------------------------------------------------------
  3        SEC USE ONLY

--------------------------------------------------------------------------------
  4        SOURCE OF FUNDS:              00

--------------------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
           PURSUANT TO ITEM 2(d) OR 2(e):
--------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
           ORGANIZATION:

--------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER:                   3,809
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 0
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              3,809
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               3,809
           REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
           CERTAIN SHARES:

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       LESS THAN
                                                                        0.1%
--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:                 IN

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
            This Statement amends and supplements the respective Statements on
Schedule 13D, as amended (collectively, the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") by each of Nordahl L. Brue, Michael J. Dressell, Steven P. Schonberg and David T. Austin with respect to their beneficial ownership of the common stock, without par value (the "Common Stock"), of Quality Dining, Inc., an Indiana corporation (the "Company"). For purposes hereof, Messrs. Brue, Dressell, Schonberg and Austin are referred to collectively as the "Reporting Persons". Except as otherwise provided herein, capitalized terms shall have the meanings ascribed to them in the Schedule 13D prior to this amendment.


Item 4.     Purpose of Transaction.

            As previously described in the Schedule 13D, the Reporting Persons have advocated to the Company that the Company conduct an auction of the Company and/or its assets in a manner designed to maximize shareholder value and indicated the intention of Messrs. Brue and Dressell to bid, or cause one or more of their affiliates to bid, in any such auction of the Company and/or the Company's business of owning and franchising Bruegger's Bagel Bakery (the "Bagel Business"). The Company has indicated that it will not commence such an auction at this time. Consequently, the Reporting Persons, together with their financial advisor, Gleacher NatWest, are considering what actions, in addition to an auction of the Company and/or its assets, should be taken to maximize shareholder value, including ways in which the Bagel Business could be separated from the non-bagel operations of the Company. The Reporting Persons have been discussing alternatives for effecting such separation with the Company and third parties, including the possibility of Messrs. Brue and Dressell acquiring, or causing one or more of their affiliates to acquire, the Bagel Business. The Reporting Persons' future course of action will be influenced by the Company's willingness to consider any proposals that may be made by the Reporting Persons.

            Messrs. Brue and Dressell reserve the right to propose to acquire the Company in a merger transaction or otherwise, and/or to acquire additional shares of the Company's Common Stock (subject to availability of shares at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise; alternatively, the Reporting Persons reserve the right to dispose of some or all of their shares of the Company's Common Stock in the open market or in privately negotiated transactions to third parties or otherwise depending upon the course of action that the Reporting Persons pursue, market conditions and other factors.

            Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

            The Reporting Persons reserve the right to change their plans or intentions at any time.

                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 11, 1997


                                          By:   /s/ Nordahl L. Brue
                                                ----------------------------
                                                Nordahl L. Brue


                                          By:   /s/ Michael J. Dressell
                                                ----------------------------
                                                Michael J. Dressell


                                          By:   /s/ Steven P. Schonberg
                                                ----------------------------
                                                Steven P. Schonberg


                                          By:   /s/ David T. Austin
                                                ----------------------------
                                                David T. Austin